SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: February 9, 2006	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 06-008 dated February 9, 2006

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium acquires 98.6 percent of Royster-Clark units ALL AMOUNTS ARE STATED IN U.S. $ UNLESS OTHERWISE STATED	06-008
Date February 9, 2006

Contact:
Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has successfully acquired control of Royster-Clark. A total of 32,070,190 Royster-Clark Income Deposit Securities (IDSs), representing 98.6 percent of the IDSs, were tendered to Agrium’s offer. Agrium has taken up all of the IDSs deposited under the offer, which expired on February 8, 2006.
“We are very pleased to have concluded this accretive acquisition and will immediately start the integration process in order to provide a smooth transition for our new employees and customers. As the new industry leader in direct-to-grower agricultural retail sales, we are confident that we can create significant value for our customers, shareholders and employees.” said Mike Wilson, President and CEO of Agrium. “A key benefit from this acquisition is the addition of the experienced and valued employees of Royster-Clark. We look forward to merging the talents of our two retail operations to create the premier North American agricultural retail company.”
We expect total combined cost savings and margin improvement would increase annual EBITDA by more than $30-million (U.S.) in 2007. These synergies, when added to Agrium’s 2005 Retail EBITDA of $113-million and Royster-Clark’s publicly announced $59-million of EBITDA for 2005 (excluding the East Dubuque facility) would exceed $200-million. We anticipate about fifty percent of these annual synergies would be realized in 2006, and would be also impacted by one-time integration and transaction costs. The purchase price for the units including assumed debt is anticipated to be approximately $515-million (U.S.) and will be funded from Agrium’s available cash and existing credit lines.
Agrium intends to acquire the remaining common shares of Royster-Clark Ltd. pursuant to the compulsory acquisition procedures of the Business Corporations Act (Ontario) at the offer price of $2.70 (Canadian) per common share and, as provided for in the offer, to make an offer to purchase any subordinated notes of Royster-Clark ULC that previously formed part of an IDS at the offer price of $9.20 (Canadian) per $6.08 (Canadian) principal amount of subordinated notes. The acquisition of ownership and control of the 32,070,190 IDSs by Agrium (through its wholly-owned subsidiary, Agrium Acquisitions Inc.) under the offer at a price of $11.90 (Canadian) per IDS represent all of the IDSs and component common shares and subordinated notes beneficially owned or controlled by Agrium.

About Royster-Clark
Royster-Clark is a major retail distributor of agricultural nutrients, seed and crop protection products and provider of agronomic services to U.S. growers, with over $1-billion in revenues and EBITDA of approximately $65-million in 2005. Royster-Clark operates over 250 farm centers throughout the Midwestern and Southeastern U.S.. It operates more than 30 facilities including seed processing and fertilizer granulation and blending plants. It also operates more than 70 storage and distribution terminals and warehouses, managing approximately one million tonnes of total fertilizer storage capacity.
About Agrium
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Forward-Looking Statements
Certain statements in this press release contain forward-looking statements. These statements involve known and unknown risks and uncertainties, including those discussed in this press release, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Our assessment as to the expected synergies as well as Royster-Clark’s EBITDA is based upon or has been taken from publicly available information and records filed by or respecting Royster-Clark. We have been unable to verify the accuracy or completeness of the public information on which our assessment has been made, including working capital assumptions. The assumptions in our expectations as to synergies were based upon: our ability to operate Royster-Clark’s business and achieve margins closer to those we currently obtain in our existing retail businesses; our ability to achieve efficiencies in purchasing; reduce administrative expenses in the combined entity; and the timing of the implementation of business practices to effect these synergies. Material factors that might cause these synergies to be less than expected include: Royster-Clark’s actual results being different than those upon which we based our expectations; the potential inability to integrate the business as planned or within the times predicted; the potential inability to implement changes in time for the upcoming spring season; the potential loss of key personnel and other industry factors which may affect Agrium’s business generally and thereby impact the demand from growers for crop inputs.
These risks and uncertainties are in addition to other risks and factors which may impact Agrium’s businesses generally as disclosed more fully in Agrium’s recent management’s discussion and analysis. Consequently, all of the forward-looking statements made in or incorporated by reference in this release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us.
We undertake no obligation to update or revise these forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.
EBITDA is not a recognized measure under GAAP, and neither Agrium nor Royster-Clark’s method of calculation may be comparable to each others’ calculation or that of other companies. EBITDA should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance.